Securities and Exchange Commission
Mail Stop 3720
CF/AD11
100 F St. NE
Washington, DC 20549-3561

October 5, 2006

Ms. Mary Agnes Wilderotter
Chairman and Chief Executive Officer
Citizens Communications Co.
3 High Ridge Park
Stamford, Connecticut, 06905

> **Re: Citizens Communications Co.**
> **Form 10-K/A#1 for Fiscal Year Ended December 31, 2005**
> **Filed March 2, 2006**
> **File No. 0-11001**

Dear Ms. Wilderotter:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director